3/6/03

03002227

STATES
HANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

UP 3-5-03

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 53041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Villanova Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 River Road
(No. and Street)

Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Policarpo 484-530-1465
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103-7279 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Sipp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Villanova Securities LLC, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notarial Seal
Leslie A. Powers, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires June 3, 2006
Member, Pennsylvania Association Of Notaries

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFICER AFFIRMATION

Villanova Securities LLC
(Company Name)

The attached audited financial statement reflects the financial condition of Villanova Securities LLC ("the company") as of December 31, 2002, and is true and correct to the best of my knowledge and belief. Neither the company nor any partner, officer or director of the company has any proprietary interest in any account classified as that of a customer.

Signature

CFO
Name and Title

Subscribed to and sworn before me this 25 day of February 2003

Leslie A. Powers
Notary Public

Notarial Seal
Leslie A. Powers, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires June 3, 2006
Member, Pennsylvania Association Of Notaries

My commission expires: June 03 2006

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5(g)

The Board of Directors
Villanova Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Villanova Securities, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2003

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Villanova Securities, LLC:

We have audited the accompanying statement of financial condition of Villanova Securities, LLC (a wholly owned subsidiary of Corviant Corporation) as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Villanova Securities, LLC (a wholly owned subsidiary of Corviant Corporation) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 31, 2003

VILLANOVA SECURITIES, LLC
(A Wholly Owned Subsidiary of Corviant Corporation)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	454,693
Prepaid expenses		16,931
Receivable from affiliates		4,936
Total assets	$	476,560
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other accrued expenses	$	11,000
Federal income tax payable to parent		297
Total liabilities		11,297
Member's equity:		
Contributed capital		550,000
Accumulated deficit		(84,737)
Total member's equity		465,263
Total liabilities and member's equity	$	476,560

See accompanying notes to financial statements.

VILLANOVA SECURITIES, LLC
(A Wholly Owned Subsidiary of Corviant Corporation)

Statement of Operations

Year ended December 31, 2002

Revenues:		
Interest	$	6,917
Total revenues		6,917
Expenses:		
Licenses and fees		8,852
Professional fees		11,000
Other operating expenses		789
Total expenses		20,641
Loss before income tax benefit		(13,724)
Income tax benefit (note 3)		4,804
Net loss	$	(8,920)

See accompanying notes to financial statements.

VILLANOVA SECURITIES, LLC
(A Wholly Owned Subsidiary of Corviant Corporation)

Statement of Changes in Member's Equity

Year ended December 31, 2002

		Contributed capital	Accumulated deficit	Total
Balance at December 31, 2001	$	550,000	(75,817)	474,183
Net loss		—	(8,920)	(8,920)
Balance at December 31, 2002	$	550,000	(84,737)	465,263

See accompanying notes to financial statements.

VILLANOVA SECURITIES, LLC
(A Wholly Owned Subsidiary of Corviant Corporation)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(8,920)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(11,256)
Increase in federal income tax payable to parent		16,730
Increase in receivable from affiliates		(6,802)
Increase in accounts payable and other accrued expenses		1,000
Net cash used in operating activities		(9,248)
Net decrease in cash and cash equivalents		(9,248)
Cash and cash equivalents at beginning of year		463,941
Cash and cash equivalents at end of year	$	454,693

See accompanying notes to financial statements.

VILLANOVA SECURITIES, LLC
(A Wholly Owned Subsidiary of Corviant Corporation)

Notes to Financial Statements

December 31, 2002

(1) Description of Business

Villanova Securities, LLC (the Company) is a limited liability company organized under the laws of the State of Delaware and is a wholly owned subsidiary of Corviant Corporation (Corviant). In 2001, the Company received both National Association of Securities Dealers, Inc. (NASD) approval to commence business as a fully disclosed, introducing broker/dealer and approval from all 50 states plus Puerto Rico and the District of Columbia. As of December 31, 2002, the Company was not conducting active business; however it remains as an active broker/dealer registered with the NASD and all 50 states, plus Puerto Rico and the District of Columbia.

The Company will serve as the broker/dealer platform for Corviant, third-party independent financial advisors, and its clients. This platform will provide a clearing facility for stock, bond, and mutual fund trading through a third-party clearing broker/dealer. The registration of the Company as an introducing, fully disclosed broker/dealer provides a more cost-effective and operationally efficient environment for the prospective brokerage activity of Corviant. The Company is also a member of the Securities Investor Protection Corporation and the Municipal Securities Rulemaking Board.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent. The members of the consolidated tax return group have a tax-sharing arrangement that provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed. The tax-sharing arrangement provides for a current tax benefit to the Company for losses that are utilized in the consolidated tax return.

(c) Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(3) Income Taxes

The actual income tax benefit for the year ended December 31, 2002 did not differ significantly from the expected income tax benefit computed by applying the federal corporate rate to loss before income tax benefit.

(Continued)

Income tax payable consisted of the following for the year ended December 31, 2002:

	Federal
Current	$ 297

(4) Net Capital

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2002, the Company had a ratio of aggregate indebtedness to net capital of 0.03 to 1 with a minimum net capital requirement of $250,000, and had aggregate indebtedness of $11,297 and net capital of $414,312.

Schedule 1

VILLANOVA SECURITIES, LLC

(A Wholly Owned Subsidiary of Corviant Corporation)

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Net capital:		
Total member's equity from statement of financial condition	$	465,263
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		(16,931)
Receivable from affiliates		(4,936)
Fidelity bond deductible in excess of provision allowable by guidelines		(20,000)
Net capital before haircuts on securities		423,396
Haircuts on securities:		
Other securities		(9,084)
Net capital	$	414,312
Aggregate indebtedness:		
Accounts payable and other accrued expenses	$	11,000
Federal income tax payable to parent		297
Total aggregate indebtedness	$	11,297
Company's minimum net capital requirement (greater of $250,000 or 1/15th of aggregate indebtedness)	$	250,000
Excess net capital		164,312
Ratio of aggregate indebtedness to net capital		0.03

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA and the above computation.

See accompanying independent auditors' report.

Schedule 2

VILLANOVA SECURITIES, LLC
(A Wholly Owned Subsidiary of Corviant Corporation)

Determination of Reserve Requirement Under Rule 15c3-3

December 31, 2002

The Company has elected the exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission, which requires that the Company clear all transactions with a clearing broker or dealer on a fully disclosed basis. At December 31, 2002, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

VILLANOVA SECURITIES, LLC

(A Wholly Owned Subsidiary of Corviant Corporation)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

	Fair value	Number of items
Customers' fully paid and excess-margin securities not in the respondent's possession or control as of December 31, 2002, for which instructions to reduce to possession or control action was issued as of December 31, 2002, for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

See accompanying independent auditors' report.